
August 10, 2022

Shelley Thunen
Chief Financial Officer
RxSight, Inc.
100 Columbia
Aliso Viejo, California 92656

   Re: RxSight, Inc.
    Registration Statement on Form S-3
    Filed August 8, 2022
    File No. 333-266651

Dear Ms. Thunen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Conlon Danberg at 202-551-4466 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Robert L. Wernli, Jr., Esq.